SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

General Growth Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

370023103

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 1 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 305,838,800 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

1

CUSIP No. 370023103	Page 2 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 305,838,800 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

2

CUSIP No. 370023103	Page 3 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON OO

 * By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 305,838,800 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

3

CUSIP No. 370023103	Page 4 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,008,614*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,008,614*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,008,614*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

4

CUSIP No. 370023103	Page 5 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,987,779*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,987,779*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,987,779*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

5

CUSIP No. 370023103	Page 6 of 26 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,026,286*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,026,286*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,026,286*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

*The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

6

CUSIP No. 370023103	Page 7 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,047,723*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,047,723*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,047,723*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

7

CUSIP No. 370023103	Page 8 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,347,717*
		SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,347,717*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,347,717*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

8

CUSIP No. 370023103	Page 9 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,976,714*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,976,714*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,976,714*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*
14	TYPE OF REPORTING PERSON OO

*The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

9

CUSIP No. 370023103	Page 10 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,248,369*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,248,369*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,248,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

  * See Item 5.

10

CUSIP No. 370023103	Page 11 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,248,369*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,248,369*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 440,248,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%*
14	TYPE OF REPORTING PERSON CO

  * See Item 5.

11

CUSIP No. 370023103	Page 12 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

12

CUSIP No. 370023103	Page 13 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

13

CUSIP No. 370023103	Page 14 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

14

CUSIP No. 370023103	Page 15 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,838,800*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,838,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 305,838,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON PN

* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 305,838,800 shares of Common Stock, representing 30.5% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

15

CUSIP No. 370023103	Page 16 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,976,714*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,976,714*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,976,714*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

16

CUSIP No. 370023103	Page 17 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 421,815,514*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 421,815,514*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 421,815,514*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

17

CUSIP No. 370023103	Page 18 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 421,815,514*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 421,815,514*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 421,815,514*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%*
14	TYPE OF REPORTING PERSON CO

*The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

18

CUSIP No. 370023103	Page 19 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 421,815,514*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 421,815,514*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 421,815,514*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%*
14	TYPE OF REPORTING PERSON CO

 * The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

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CUSIP No. 370023103	Page 20 of 26 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,432,855*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,432,855*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,432,855*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 440,248,369 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 43.1% of the shares of Common Stock. See Item 5.

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Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”) and September 11, 2012 (“Amendment No. 6”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 7 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario, a wholly-owned subsidiary of BHC and an indirect wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation, a wholly-owned subsidiary of US Holdings and an indirect wholly-owned subsidiary of Brookfield;

(viii) Brookfield REP GP Inc. (“BRGP”), a Delaware corporation of which US Corp. is the sole shareholder and an indirect wholly-owned subsidiary of Brookfield;

(ix) Brookfield Retail Split LP (“Split LP”), a Delaware limited partnership, of which BRGP is the sole general partner;

(x) Brookfield Retail Holdings LLC (“BRH”) (formerly known as REP Investments LLC), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

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(xiv) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvi) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvii) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xviii) Brookfield Retail Split II LLC (“BR Split II”), a Delaware limited liability company, of which BRGP is the sole manager;

(xix) Brookfield Retail Holdings VI LLC (“BRH VI”), a Delaware limited liability company, of which BR Split II is the sole member and sole manager; and

(xx) BW Purchaser, LLC (“BWP”), a Delaware limited liability company, of which Brookfield is the sole member.

Schedule I to the Original 13D, with respect to Brookfield, Schedule II to the Original 13D, with respect to BHC, Schedule III to the Original 13D, with respect to Brookfield Holdings, Schedule IV to the Original 13D with respect to US Holdings, Schedule V to the Original 13D with respect to US Corp., Schedule VI to the Original 13D with respect to BRGP, Schedule VII to the Original 13D with respect to BRH, Schedule VIII to the Original 13D with respect to BRH II, Schedule IX to the Original 13D with respect to BRH III, Schedule X to the Original 13D with respect to BRH IV-A, Schedule XI to the Original 13D with respect to BRH IV-B, Schedule XII to the Original 13D with respect to BRH IV-C, Schedule XIII to the Original 13D with respect to BRH IV-D, Schedule XIV to the Original 13D with respect to BRH V, Schedule XVI to Amendment No. 3 with respect to BR Split II, Schedule XVII to Amendment No. 3 with respect to BRH VI and Schedule XVIII to Amendment No. 5 with respect to Partners Limited and Schedule XIX with respect to BWP set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Partners Limited, Brookfield Holdings, BAM Canada, US Holdings and BHC is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of US Corp., BRGP, Split LP, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V, BR Split II, BRH VI and BWP is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D, Schedule XVI and Schedule XVII to Amendment No. 3, Schedule XVIII to Amendment No. 5 and Schedule XIX to this Amendment No. 7 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners Limited is an investment holding company. The principal business of each of BHC, Brookfield Holdings, US Holdings and US Corp. is to serve as an investment holding company. The principal business of BRGP is to serve as general partner of Split LP and the manager of BR Split II. The principal business of Split LP is to invest in the Company, The Howard Hughes Corporation and Rouse Properties, Inc. The principal business of BR Split II is to invest in the Company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, and BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity for the purpose of making certain investments in the Company, The Howard Hughes Corporation and Rouse Properties, Inc. The principal activity of each of BRH VI and BWP is to serve as a special purpose entity for the purpose of making certain investments in the Company. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI, Schedule XVII to Amendment No. 3 , Schedule XVIII to Amendment No. 5 and Schedule XIX to this Amendment No. 7 set forth the principal occupation or employment of each Scheduled Person.

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(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI, Schedule XVII to Amendment No. 3, Schedule XVIII to Amendment No. 5 and Schedule XIX to this Amendment No. 7 set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include:

The Pershing Warrants reported in Item 4 of this Amendment No. 7 as being beneficially owned by BWP were acquired in exchange for the Notes payable to the Sellers described in Item 4.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

On December 31, 2012, BWP entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P, a Delaware limited partnership, and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Sellers”), pursuant to which, in exchange for notes from Brookfield in favor of the Sellers in the aggregate principal amount of $271,884,611.25 (the “Notes”), BWP agreed to acquire and purchase from Sellers, and Sellers agreed to sell to BWP (or its designee) warrants to purchase approximately 18,432,855 shares of Common Stock (the “Pershing Warrants”), subject to adjustment in accordance with the terms of the Warrant Agreement. A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 20 and is incorporated herein in its entirety by reference thereto. A copy of the form of the Notes is attached hereto as Exhibit 21 and is incorporated herein in its entirety by reference thereto.

In connection with its entry into the Warrant Purchase Agreement, on December 31, 2012 Pershing Square Capital Management, L.P. delivered an undertaking (the “Pershing Square Undertaking”) to Brookfield pursuant to which it agreed on behalf of funds managed by it, its affiliates that are investment managers, investment advisors or investment funds and itself to refrain from, directly or indirectly, soliciting, proposing or making plans (or assisting or encouraging any third party with respect to any of the foregoing) with respect to any extraordinary transactions or any matter referenced in (a)-(j) of Item 4 of Schedule 13D in respect of the Company for a period of not less than four years from the date of the Pershing Square Undertaking. Pershing Square also acknowledged that the 9.9% ownership limitation in Article XIV of the certificate of incorporation of the Company is designed to protect the Company’s status as a REIT, and undertook to not acquire shares of the Company, directly or indirectly, through derivatives or otherwise, that would cause Pershing Square’s ownership to exceed such limitation as in effect on the date of the Pershing Square Undertaking. A copy of the Pershing Square Undertaking is attached hereto as Exhibit 22 and is incorporated herein in its entirety by reference thereto.

In consideration of the Pershing Square Undertaking, on December 31, 2012 Brookfield delivered an undertaking to the Company (the “Brookfield Undertaking”) pursuant to which Brookfield agreed, with respect to certain “change of control” transactions involving the Company, for a period of four (4) years following the date of the Brookfield Undertaking to limit the number of shares of Common Stock that Brookfield, BRH VI and the Investment Vehicles vote in any stockholder vote with respect to such “change of control” transactions to 38.2% of the then-outstanding Common Stock, and to vote any additional shares in proportion to the aggregate number of shares of Common Stock that are voted in favor of such transaction, that are voted against such transaction and that are entitled to vote and do not vote in favor of or against such transaction. In addition, Brookfield agreed, for such four year period, to participate in Company publicly-announced repurchases of Common Stock on a pro rata basis if required to maintain Brookfield’s ownership below 45% and agreed to have the Investment Vehicles and BRH VI not participate in the Company’s dividend reinvestment plan unless requested to do so by a unanimous consent of the Board, in which case the Investment Vehicles and BRH VI would be entitled, but not obliged to, participate. A copy of the Brookfield Undertaking is attached hereto as Exhibit 23 and is incorporated herein in its entirety by reference thereto.

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Brookfield also delivered a letter to the board of directors of the Company (the “Brookfield Letter”) offering the Company the ability to acquire the Pershing Warrants for the price paid to the Sellers subject to entry into mutually acceptable definitive agreements and the taking by the Company’s board of directors of all actions required to approve the sale of the Pershing Warrants by the BWP to the Company in accordance with Rule 16b-3 under the Securities Exchange Act of 1934, as amended. A copy of the Brookfield Letter is attached hereto as Exhibit 24 and is incorporated herein in its entirety by reference thereto.

The summaries contained herein of each of the Warrant Purchase Agreement, the Notes, the Pershing Square Undertaking, the Brookfield Undertaking and the Brookfield Letter are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, undertakings or letters, copies of which are filed as Exhibits 20, 21, 22, 23 and 24 hereto, respectively, and each of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on December 31, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 938,881,500 shares of Common Stock reported by the Company as outstanding as of November 1, 2012 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	79,094,965	20,879,936	10.42%
BRH II	53,879,801	14,327,831	7.16%
BRH III	61,803,287	16,434,861	8.19%
BRH IV-A	7,108,442	1,900,172	0.96%
BRH IV-B (1)	14,195,099	3,792,680	1.91%
BRH IV-C (1)	4,755,658	1,270,628	0.64%
BRH IV-D	4,777,095	1,270,628	0.64%
BRH V	16,071,703	4,276,014	2.16%
Total:	241,686,050	64,152,750	30.49%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 241,686,050 shares of Common Stock and Warrants exercisable to purchase 64,152,750 shares of Common Stock, collectively representing 30.5% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

Split LP is the non-managing member of BRH. By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 305,838,800 shares of Common Stock owned by the Investment Vehicles, representing approximately 30.5% of the shares of the Common Stock. As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock and Warrants.

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As of the close of business on December 31, 2012, BRH VI directly held and beneficially owned 115,976,714 shares of Common Stock, representing approximately 11.35% of the shares of Common Stock. As the manager of BRH VI, BR Split II may be deemed to beneficially own all of the shares of Common Stock held by BRH VI, consisting of 115,976,714 shares of Common Stock, representing approximately 11.35% of the shares of Common Stock. As direct and indirect controlling persons of BR Split II, BRGP, US. Corp., US Holdings, BHC and Brookfield may be deemed to share with BR Split II beneficial ownership of such shares of Common Stock.

As of the close of business on December 31, 2012, BWP beneficially owned approximately 18,432,855 shares of Common Stock issuable upon exercise of the Pershing Warrants, representing approximately 1.8% of the shares of Common Stock. As the sole member of BWP, Brookfield may be deemed to beneficially own all of the shares of Common Stock beneficially owned by BWP, consisting of approximately 18,432,855 shares of Common Stock issuable upon exercise of the Pershing Warrants, representing approximately 1.8% of the shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants (including the Pershing Warrants).

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 440,248,369 shares of Common Stock (which includes the 64,152,750 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons and the approximately 18,432,855 shares of Common Stock issuable upon exercise of the Pershing Warrants held by BWP), constituting beneficial ownership of 43.1% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles. Each of the Investment Vehicles and Split LP expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by BRH VI and BWP. Each of BR Split II, BRH VI and BWP expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by the Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Item 4 of this Amendment No. 7 is hereby incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on January 2, 2013, with respect to the joint filing of this Amendment No. 7 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 25.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 20	Warrant Purchase Agreement, dated as of December 31, 2012, by and among BW Purchaser, LLC, Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd.

Exhibit 21	Form of Promissory Notes

Exhibit 22	Undertaking of Pershing Square Capital Management, L.P. to Brookfield Asset Management Inc.

Exhibit 23	Undertaking of Brookfield Asset Management Inc. to General Growth Properties, Inc.

Exhibit 24	Letter, dated as of December 31, 2012, from Brookfield Asset Management Inc. to the Board of Directors of General Growth Properties, Inc.

Exhibit 25	Joint Filing Agreement, dated as of January 2, 2013, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC and BW Purchaser, LLC.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: January 2, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: January 2, 2013	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 2, 2013	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 2, 2013	brookfield retail split lp

By: Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 2, 2013	BROOKFIELD US HOLDINGS INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 2, 2013	BROOKFIELD US CORPORATION

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 2, 2013	BROOKFIELD REP GP INC.

By: Brookfield US Corporation, its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL SPLIT II LLC

By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 2, 2013	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ David Stalter
Name: David Stalter
Title: Vice President

Dated: January 2, 2013	BW PURCHASER, LLC

	By:	/s/ Jordan Kolar
Name: Jordan Kolar
Title: Vice President

SCHEDULE XIX

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman – Director and President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A.

Brett Fox – Director and Vice-President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties Inc.	U.S.A.

Steve Douglas – Treasurer	Brookfield Place, Suite 300, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Financial Officer of Brookfield Global Real Estate	Canada

Michelle Campbell – Assistant Secretary	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Vice-President, Compliance, Assistant General Counsel of Brookfield Office Properties Inc.	U.S.A.